Exhibit 99.1

Pembina Pipeline Corporation Announces February 2015 Dividend and Fourth Quarter/Annual 2014 Results Conference Call and Webcast

CALGARY, Feb. 6, 2015 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has declared a common share cash dividend for February 2015 of $0.145 per share to be paid, subject to applicable law, on March 13, 2015 to shareholders of record on February 25, 2015. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and are subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the February 2015 cash dividend is expected to be approximately U.S. $0.1158 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7985. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Fourth Quarter/Annual 2014 Results Conference Call and Webcast

Pembina will release its fourth quarter and full year 2014 results after markets close on Thursday, February 26, 2015. A conference call and webcast have been scheduled for Friday, February 27, 2015 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until June 6, 2015 at 9:59 ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 45380870.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering http://event.on24.com/r.htm?e=908208&s=1&k=6DBCFDBECA3074FAE21EB2E3398FFCB8 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

2015 Investor Day

Pembina will hold an Investor Day on Tuesday, March 10, 2015 at the One King West Hotel in Toronto, Ontario.

Parties interested in attending the event please email investor-relations@pembina.com to request an invite. A live webcast will begin at 8:30 a.m. ET. To register for the webcast please click the following link or enter the URL into your web browser: http://event.on24.com/r.htm?e=909285&s=1&k=9ADA55600DE489890511AB3328511E0A.

The webcast and presentation will be accessible and available for replay through Pembina's website under Investor Centre, Presentations & Events.

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date.  Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley McKenzie
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 19:01e 06-FEB-15